Howard Groedel Partner
DIRECT	216.583.7118
DIRECT FAX	216.583.7119
EMAIL	hgroedel@ubglaw.com

December 30, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Range Impact, Inc.
Registration Statement on Form S-1 (File No. No. 333-279203)

BOCA RATON CHICAGO CINCINNATI CLAYTON, MO CLEVELAND COLUMBUS, OH NEW YORK SO. ILLINOIS ST. LOUIS WASHINGTON, DC ____________ UBGLAW.COM

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Range Impact, Inc. hereby respectfully requests that the effective date of the above-captioned Registration Statement be accelerated so that it will be declared effective at 11:00 a.m. Eastern Time on December 31, 2024, or as soon thereafter as possible.

Very truly yours,

/s/ Howard Groedel

Howard Groedel

On behalf of Range Impact, Inc.

cc: Michael Cavanaugh, Chief Executive Officer

      Range Impact, Inc.

1660 West 2nd Street Suite 1100 Cleveland, OH 44113-1406	FIRM 216.583.7000	FAX 216.583.7001